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                              February 12, 2024

       Bernard Rowe
       Chief Executive Officer
       Ioneer Ltd
       Suite 5.03, Level 5
       140 Arthur Street
       North Sydney, NSW 2060
       Australia

                                                        Re: Ioneer Ltd
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2023
                                                            Filed October 27,
2023
                                                            File No. 001-41412

       Dear Bernard Rowe:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2023

       Item 4. Information on the Company, page 26

   1. We note that your mineral resources have changed from those reported in your 20-F filing for the fiscal year
ended June 30, 2022. Item 1304(e) of Regulation S-K requires a comparison of a
property's mineral resources and reserves as of the end of the last fiscal year with the mineral
resources and reserves as of the end of the proceeding fiscal year, and an explanation of
any material change between the two. Please revise subsequent 20-
                                                        F filings to include
the information required by Item 1304(e) of Regulation S-K.
   2.                                                   Please revise
subsequent 20-F filings to include the point of reference with respect to your mineral resources and
mineral reserves as required by Item 1304(d)(1) of Regulation S-K, or tell us where this
information is located in your filing.
 Bernard Rowe
FirstName
Ioneer Ltd LastNameBernard Rowe
Comapany12,
February   NameIoneer
             2024     Ltd
February
Page 2 12, 2024 Page 2
FirstName LastName
3. We note that you have reported each class of mineral resource (measured, indicated, and inferred). In subsequent filings please revise to also report total measured and indicated
         resources (measured plus indicated) as required by Item 1304(d)(1) of Regulation S-K.
         Inferred resources should not be totaled with measured and indicated resources consistent with Item 1304(d)(1).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Eric Scarazzo